Exhibit 99

REFINITIV STREETEVENTS

EDITED TRANSCRIPT

MG.TO - Q4 2020 Magna International Inc Earnings Call

EVENT DATE/ TIME: FEBRUARY 19, 2021 / 1:00PM GMT

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FEBRUARY 19, 2021/ 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call FORWARD - LOOKING STATEMENTS Certain statements in this document constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers should also consider all of the risk factors which follow below the table : Material Forward - Looking Statement Material Potential Risks Related to Applicable Forward - Looking Statement Total Sales S e gm e n t Sa l es Mandatory stay - at - home orders to help contain COVID - 19 spread could impact vehicle sales, vehicle production and our own production Economic impact of COVID - 19 on consumer confidence Supply disruptions, including as a result of a semiconductor chip shortage currently being experienced in the industry and constriction in the supply of certain types of steel Concentration of sales with six customers Shifts in market shares among vehicles or vehicle segments Shifts in consumer “take rates” for products we sell Adjusted EBIT Margin Net Income Attributable to Magna Same risks as for Total Sales and Segment Sales above Operational underperformance Higher costs incurred to mitigate the risk of supply disruptions, including overtime, premium freight and expenses related to switching sub - suppliers Price concessions Tax risks Equity Income Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna Risks related to conducting business through joint ventures Forward - looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances . While we believe we have a reasonable basis for making any such forward - looking statements, they are not a guarantee of future performance or outcomes . In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation : In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement . Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are : ● discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis ; and ● set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings . Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form . Risks Related to the Automotive Industry economic cyclicality; regional production volume declines, including as a result of the COVID - 19 (Coronavirus) pandemic; intense competition; potential restrictions on free trade; trade disputes/tariffs; Customer and Supplier Related Risks concentration of sales with six customers; emergence of potentially disruptive Electric Vehicle (EV) OEMs; OEM consolidation and cooperation; shifts in market shares among vehicles or vehicle segments; shifts in consumer "take rates" for products we sell; quarterly sales fluctuations; potential loss of any material purchase orders; a deterioration in the financial condition of our supply base, including as a result of the COVID - 19 (Coronavirus) pandemic; Manufacturing Operational Risks product and new facility launch risks; operational underperformance; restructuring costs; impairment charges; labour disruptions; COVID - 19 (Coronavirus) shutdowns; supply disruptions, including as a result of the COVID - 19 (Coronavirus) pandemic; climate change risks; attraction/retention of skilled labour; IT Security/Cybersecurity Risk IT/Cybersecurity breach; Product Cybersecurity breach; Pricing Risks pricing risks between time of quote and start of production; price concessions; commodity costs; declines in scrap steel/aluminum prices; Warranty / Recall Risks costs related to repair or replacement of defective products, including due to a recall; warranty or recall costs that exceed warranty provision or insurance coverage limits; product liability claims; Acquisition Risks inherent merger and acquisition risks; acquisition integration risk; Other Business Risks risks related to conducting business through joint ventures; our ability to consistently develop and commercialize innovative products or processes; our changing business risk profile as a result of increased investment in electrification and autonomous driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience; risks of conducting business in foreign markets; fluctuations in relative currency values; tax risks; reduced financial flexibility as a result of an economic shock; changes in credit ratings assigned to us; Legal, Regulatory and Other Risks antitrust risk; legal claims and/or regulatory actions against us; and changes in laws and regulations, including those related to vehicle emissions.

CORPORATE PARTICIPANTS

Louis Tonelli Magna International Inc. - VP of IR

Seetarama Swamy Kotagiri Magna International Inc. - CEO & Director

Vincent Joseph Galifi Magna International Inc. - Executive VP & CFO

CONFERENCE CALL PARTICIPANTS

Adam Michael Jonas Morgan Stanley, Research Division - MD

Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - MD

Dan Meir Levy Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Itay Michaeli Citigroup Inc., Research Division - Director & Global Head of Autos Sector

James Albert Picariello KeyBanc Capital Markets Inc., Research Division - Analyst

John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst

Kevin Chiang CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst

Mark Neville Scotiabank Global Banking and Markets, Research Division - Analyst

Peter Sklar BMO Capital Markets Equity Research - Analyst

Ryan J. Brinkman JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

PRESENTATION

Operator

Greetings, and welcome to the Q4 2020 results and 2021 outlook conference call. (Operator Instructions) As a reminder, this conference is being recorded Friday, February 19, 2021.

I would now like to turn the conference over to Mr. Louis Tonelli, VP, Investor Relations. Please go ahead, sir.

Louis Tonelli - Magna International Inc. - VP of IR

Thanks, Maria. Hello, everyone, and welcome to our conference call covering our 2020 results as well as our '21 outlook. Joining me today are Swamy Kotagiri and Vince Galifi.

Yesterday, our Board of Directors met and approved our financial results for 2020 as well as our financial outlook. We issued a press release this morning outlining each of these. You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated quarterly financial review, all in the Investor Relations section of our website at magna.com.

Before we get started, just as a reminder, the discussion today may contain forward-looking information or forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements. Please refer to today's press release for a complete description of our safe harbor disclaimer. Please also refer to today's reminder slide included in the deck related to our commentary today.

This morning, we will cover our 2020 highlights and our Q4 results, we'll then provide our '21 outlook and lastly, run through our go-forward financial strategy.

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

And with that, I'll pass it over to Swamy.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Thank you, Louis, and good morning, everyone. I'm excited to be speaking with all of you again, especially in my new role as CEO. Before I start, I would like to thank Don, who has been a great leader and mentor to me, helping me prepare for this succession for a number of years, and the result has been a smooth transition. Today, I'll recap 2020, comment on our results and briefly cover our positioning in the industry.

When we think about 2020, the first few things that naturally come to mind are COVID-19, difficult year and life-changing year, each of which I know we can all relate to. Having said that, I am extremely proud of the way we have navigated through the pandemic and the outstanding rebound our operations had in the second half of the year. You're going to hear a lot of information today. But bottom line, we are able to recover quickly.

No one has been immune to the impacts of COVID, including the severe declines in industry production experienced in the first half of the year. However, production volumes started to recover at the end of the second quarter, and the recovery accelerated in Q4 across our key markets, leading to very strong operating performance for the quarter.

Relative to Q4 2019, sales increased by 12%, and our adjusted EBIT margin expanded by 410 basis points. Our adjusted EPS more than doubled to a record $2.83, and we generated $1.7 billion of free cash flow. We also grew our dividend for the 11th straight year. Vince will share more details around our performance, but I wanted to highlight that these positive results are a testament to our employees, who have executed in the midst of challenging circumstances throughout the year.

Looking at some of our accomplishments for the year, I have to start with a focus on our employees. Keeping our employees safe throughout the pandemic has been and will continue to be our top priority. The stories of our employees' resilience this past year have amazed me. Not only have they executed near flawlessly in the midst of unprecedented challenges, but they also volunteered to help deliver PPE and other supplies to frontline workers and went above and beyond to support our communities. And Magna has been recognized 4 consecutive years with Fortune's Most Admired Companies and Forbes Best Employers Awards.

We never lose sight of the importance of our operational excellence. In 2020, we took necessary restructuring actions that will lead to $200 million of recurring cost savings annually. Our team also managed the shutdown and ramp-up of over 300 facilities due to the COVID-19 pandemic. Our focus on operational excellence and innovation leads to customer recognition. Just last year, we received 97 customer recognition awards, including a record 6 awards from GM, the most ever given to any one supplier in a single year.

Now let me turn my attention to growth. Although sales for the full year fell as a result of the large declines in vehicle production, we had a strong recovery in the second half of the year with sales growing 5% year-over-year. We also managed to outgrow the market in 2020 by 4% and, in fact, achieved that outgrowth in each of our major regions, North America, Europe and Asia.

Finally, I would like to touch on our innovation. We continue to expand our collaboration with a growing ecosystem of companies working with some of the best minds in technological advancements to help accelerate time to market for our innovative products.

We also have successes in new innovation areas. I'll point to 3 examples from across our business. Our new Battery Tray program in Body and Exteriors, our new CLEARVIEW Digital Vision System in Power & Vision, and our proprietary FREEFORM technology in Seating. Magna's composite space frame liftgate reinforcement solution, which debuted on the Toyota Supra earned a 2020 Automotive News PACE award. The award marks Magna's 4th PACE award in the last 6 years. These customer wins and industry awards reflect how many of our solutions are aligned with the secular industry trends. And our commitment to innovation continued despite the challenges posed by COVID in 2020. We maintained our R&D spend.

With that, Vince, I'll pass it off to you.

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FEBRUARY 19, 2021/ 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call Vincent Joseph Galifi - Magna International Inc. - Executive VP& CFO Thank you, Swamy, and good morning . I hope everyone is staying safe and healthy . I'm going to do a shorter version of our quarterly review, including on our segments to allow more time for our outlook . More detail is included in our appendix . 2020 , of course,wassignificantly impacted by COVID - 19 . Salesdeclined 17 % for theyear . However, on a Magnaweighted basis, our salesperformed 4 % better than production for the year . Thiscontinuesthe trend that we have seen at Magnafor many years . And considering thedramatic decline in sales for the year, we posted an impressive 5 . 1 % adjusted EBIT margin . 2020 was, in many ways, a tale of 2 halves . The first half wasseverely impacted by thepandemic . Saleswere down 37% . And in the second quarter, we posted our first operating loss since The Great Recession of 2009 . However, across the company, we took steps to reduce discretionary and structural costs as well as capital, which helped us set -- which helped set us up for a return to strong performance when the industry began to recover in the second half of the year . Let me briefly cover off the fourth quarter . Total sales were $ 10 . 6 billion, an increase of $ 1 . 2 billion over the fourth quarter of 2019 . This represents 6 % weighted growth over market for the quarter . Our sales were positively impacted by new program launches, the negative impact of the labor strike at GM in 2019 , currency translation, which wasabout a $ 285 million tailwind, higher vehicle production and increased assembly sales . Adjusted EBITincreased 86 % to $ 1 . 1 billion . Our adjusted EBITmargin also increased by over 400 basispointsto 10 . 4 % in Q 4 . The increase in margin mainly reflects pull - through on higher sales, improved operational performance, the labor strike at GM in 2019 and lower ADAScosts, including as a result of our exiting our Lyft partnership at the end of 2019 . Each of our segments generated better adjusted EBIT, both percent of sales and dollars, compared to last year . Net income attributableto Magnaincreased by over $ 400 million to $ 851 million, mainly reflecting thehigher EBIT,partially offset by higher interest expense and higher income tax expense . And diluted EPSmore than doubled to a record $ 2 . 83 for the quarter compared to $ 1 . 41 last year . The increase reflects the higher net income and 2 % fewer shares outstanding . During the fourth quarter of 2020 , free cash flow amounted to $ 1 . 7 billion compared to $ 1 . 1 billion last year . This increase reflected our higher earnings as well $ 186 million in increased cash from working capital . Working capital came in lower than expected at the end of 2020 , largely as a result of earlier than anticipated collections from customers and higher restructuring and other accruals compared to last year . We expect to see working capital return to more normal levels in 2021 . Growing the dividend remains a priority at Magna. We maintained our dividend during last year's COVID crisis when a number of our peers cut their dividend. And yesterday, our Board approved an 8% increase in our quarterly dividend to $0.43 a share, reflecting our strong results in the second half of 2020 and our solid outlook. We have increased dividends per share at a CAGRof 13% going back to 2010. And now I will pass it over to Swamy for a few introductory comments prior to getting into the specifics of our outlook. Seet arama Swamy Kot agiri - Magna International Inc. - CEO & Director Before we look ahead to 2021 and beyond, I wanted to take a step back and share some thoughts on what makes Magna unique and why we are well positioned for the industry changes. I'll keep this brief for today because we'll go further into this at our April Investor Event. Our story really starts with our business model. While our business spans individual product areas all the way to complete vehicles, we are one company that is a top 3 player in most of the areas where we compete, takes a system - level approach that allows us to think like an automaker and optimize solutions, and our building block technology strategy meetsthe different customer needswith scalable,modular and easy - to - integrate configurations. REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

Additionally, we are deliberate and disciplined in our actions. We enhance cash generation -- generation through our world-class manufacturing initiative. We continue to invest and drive innovation, in particular, in high-growth areas as you have heard in our past calls.

Magna's performance is made possible by the DNA of the company, which comprises our people, the entrepreneurial culture and the deep expertise in manufacturing that allows us to consistently exceed customer expectations. Our capabilities and disciplined execution together enable a unique competitive position in mobility for Magna. Linking our unique approach with our alignment to the secular trends is what gives me confidence in Magna's future. We continue to advance mobility with a sharp eye on the needs of people, while also doing the right things for the planet.

On electrification, we continue to enhance our portfolio of ePowertrain products. Our joint venture with LG adds important building blocks to further strengthen our position, while also allowing us to participate in the fast-growing global market for electrified powertrain components. Beyond this JV, our core business has the product range to support customers along the transition towards full EVs. In addition, our portfolio continues to win content on upcoming EVs across all our capabilities, including complete vehicles, which, by 2023, is expected to have 50% of its production units on EV models.

On autonomy, we offer a full range of ADAS capabilities, including complete systems. We were recently awarded the full ADAS stack on the Fisker Ocean, demonstrating the depth and breadth of our capabilities, and we expect ADAS sales to grow at about 20% on average per year over 2023 period. We continue to invest to develop cutting-edge ADAS solutions. And lastly, we are actively pursuing opportunities to leverage new business models and create value across new mobility ecosystems.

Our JV with BJEV is launching a full electric vehicle, the first of 4 variants. Our ongoing collaboration with Fisker demonstrates our unique ability to support a new entrant with systems, full vehicle engineering and manufacturing capabilities. This is just a snapshot of how we are well positioned to take advantage of the secular trends in the industry.

Now let's shift gears to talk about our business outlook for 2021. Before Vince takes you through the details, the overall message I want to emphasize is that I'm really excited about our outlook. We believe we have a plan in place that will allow us to continue our leadership position in the sector. Our business continues to grow, and you should have confidence in our outlook as over 90% of our 2023 sales are already booked.

Margins are expected to expand in each year of our outlook. We continue to invest for the future, including about $600 million annually in engineering spend before customer recoveries in the megatrend areas. In our Power & Vision segment, engineering spend in 2020 represented about 5.5% of sales.

Lastly, forecast free cash flow generation from our business remains strong. This should allow us to both invest for growth and return capital to shareholders.

With that, let me hand it over to Vince.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Thanks, again, Swamy. Our outlook reflects increased vehicle production in each of our key regions from the lows of 2020. In North America and Europe, our 2 largest markets, volumes in 2023 remain at or below levels experienced in 2019.

With respect to the semiconductor shortage, we see near-term disruptions to OEM production. However, at this point, any shortage is expected to be made up by the end of 2021. We assume exchange rates in our outlook will approximate recent rates. This reflects a weaker average U.S. dollar relative to 2020, which positively impacts our reported sales going forward.

As I review our outlook, I will provide insight into some of the drivers of sales growth going forward. For margins, given the unusual nature of 2020, I will roll from 2019, which we believe is a more comparable full year starting point.

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

I'm going to start with our consolidated outlook. Before I do, let me briefly comment on our actions to simplify the legal structure of our 3 GETRAG joint ventures. In China, before the end of 2020, we disposed of our interest in its Dongfeng GETRAG joint venture, which had unconsolidated sales of less than $100 million last year. And we obtained a financial controlling interest in our joint venture with Jiangling, which we call GJT.

We also entered into an agreement with Ford to dissolve our GETRAG Ford Transmissions joint venture based in Europe. As part of this transaction, we will assume one division of the joint venture located in Bordeaux, France. As a result, in 2021, we will begin to consolidate the results of the GJT business and the Bordeaux facility. This impacts both our sales and margins as we gain sales at a lower-than-average margin and we lose equity income.

We expect consolidated sales to grow by 10% to 12% on average per year out to 2023, reaching $43 billion and potentially as high as $45.5 billion. The growth is driven by the higher vehicle production, content growth, including as a result of many new technologies across our portfolio, the consolidation of the former GETRAG joint venture entities, foreign exchange and the acquisition of Honglizhixin Seating.

In addition, we are expecting significant sales growth from unconsolidated joint ventures over the next few years, including from our complete vehicle manufacturing JV, an integrated eDrive JV, both based in China, as well as our LG ePowertrain joint venture expected to close in the second quarter of this year.

We expect our consolidated margins to expand in 2021 and then again out to 2023. Relative to 2019, our '21 margin benefits from world-class manufacturing initiatives and restructuring benefits trending to a more normalized level of ADAS engineering costs, the labor strike at GM in 2019 and license income. These are expected to be partially offset by higher engineering costs for electrification and new mobility, lower equity income and the consolidation of the GETRAG entities.

We expect additional margin expansion to 2023, driven by contribution on higher sales, further world-class manufacturing initiatives and restructuring benefits and higher equity income. These are expected to be offset by lower license income relative to 2021.

Early last year, we provided a consolidated margin outlook for 2022 in the range of 7.6% to 8%. While we are not providing a 2022 outlook today, I am happy to say that we still expect to be in that range despite low vehicle production in both Europe and China.

Many of the same factors that are driving higher consolidated sales and margins out to 2023 are also impacting our segments. In the interest of time, we will not run through the segments in detail. However, they are included in the appendix, and we are happy to discuss any questions on them. Big picture, we expect continued solid sales growth and margins across all of our segments.

Next, I'd like to cover some of the highlights of our financial strategy. We've been consistent in communicating our capital allocation principles over the years. We want to maintain a strong balance sheet, ample liquidity and high investment-grade ratings. We want to invest for growth through organic and inorganic opportunities, along with innovation spending and return capital to shareholders.

After exercising discipline and reducing spending in response to the significant volume decline in 2020, for 2021, we expect capital spending to be approximately $1.6 billion and relatively at the same level out to 2023. We anticipate ongoing strong free cash flow generation, including between $5.5 billion and $6 billion over the next 3 years. Working capital strengths have had a considerable impact on free cash flows. And as you can see, excluding working capital, we expect higher free cash flow over each of the next 3 years relative to 2020, driven by increased earnings.

And here's our projected uses of operating cash flow over the '21 to '23 time frame. Net internal investment spending is expected to represent 50% to 55%, this includes capital and other asset spending less proceeds from dispositions.

Dividends should account for 10% to 15% of operating cash flow, consistent with the past several years. We expect 35% to 40% to be available for incremental investments and share repurchases without adding any additional leverage to the balance sheet. And of course, debt capacity increases as EBITDA grows. Together, this provides significant capacity to invest for the future.

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

So, in summary, we plan to further grow our business, execute on our plans to expand margins, generate strong free cash flow and continue to invest for the car of the future. We hope to see many of you in April at our Investor event, where we will go into more detail around how unique -- or how our unique positioning and strategy is aligned to the secular trends and ability.

Thanks for your attention. We would now be happy to answer your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) The first question comes from the line of John Murphy from Bank of America.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

Congrats, Swamy, on doing this call. All along, it's a great call. As we look at Slide 28, there's a lot of moving parts, Vince, as you kind of alluded with the shifts in the GETRAG JVs. But it looks like this 10% to 12% CAGR would indicate sort of at the midpoint of about 7.5% growth above market, just doing some simple math. But with the sort of the other moving parts around the JVs, that might not be quite correct. But just trying to understand if that is correct, then what we should be thinking about growth above market, Vince?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. Well, we've been talking about continued growth over market. I'm just trying to find one page that kind of stripped out organic -- sorry, acquisitions and FX to give you what organic growth is. Louis, if you've got the number with you handy, I think...

Louis Tonelli - Magna International Inc. - VP of IR

Yes. I can give you that. Yes, I do. Yes. If you look at our expectations in the '20 to '23 time frame, it would imply 1% to 3% outgrowth -- weighted outgrowth over that period. And I would say that some of that -- some of what's being impacted there is complete vehicles, which is impacting us by about 1%.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

Okay. That's helpful. Yes. There must be some new parts that are -- that make it a little bit different. I'm going to follow-up on that. Second question, on Slide 33, when you're talking about capital allocation and then this 35% to 40% that is for incremental investments and share repurchases, I'm just curious, Vince, as you think about this, a lot of the auto tech have -- smaller companies have become very expensive. Obviously, with the SPAC boom, there's a tremendous amount of interest here.

I'm just curious, as you go out there and you're doing your due diligence and trying to find good investments, are you running into much higher valuations? And does this kind of preclude you maybe from making external investments and really more focusing on organic and share buybacks?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Well, John, that's kind of interesting question. Certainly, over the last little while, we've seen some valuations, especially for some of these start-ups increase in a pretty significant way. Our strategy hasn't ever changed at all. Obviously, invest organically, and we got a really good business. And when I say invest organically, that's more than just brick-and-mortar. It's investing in engineering and building that core capability, developing --

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

Swamy would always talk about the building blocks, so we can provide a complete system solution to a customer. And given our unique position across the company, like we've shown with Fisker, I think we're at a real advantage.

But having said all that, John, we still look at some of the newer technologies out there that complement and add to our capabilities. And when you're looking at a technology, some of the things you're always weighing out is, if I wanted to try to do this on my own, what's the cost? What's the time to get this completed? What's the risk associated with that? There may be something out there that's already 30% or 40% completed, and you can look at that and say, "Well, that makes very much sense financially.

So we're -- we continue to look, to continue to focus on, as Swamy talked about in his comments, some of the megatrend areas, which is a big focus for our organization. I expect, John, as time goes on, we're going to continue to look at transactions, M&A transactions, that help build our capabilities.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Yes. John, this is Swamy. Just to add to Vince's comments. In the past, we have talked about as a part of our technology mining process, we identify what we believe are important going forward for the car of the future. And through our scanning process, we've been able to work through universities, research institutions and start-ups at a very early phase. It's kind of a symbiotic, goes both ways.

We are able to bring, call it, the discipline, design for manufacturing and scale as they work through SPACs with some of these start-ups. And in the process, we have a very early viewpoint on where the tech is going. So that has also helped us to kind of address, call it, the necessities of the future for the car. That's one way of how we are looking at tech, not wait for it to become already proliferated, right?

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst

Okay. That's helpful. And then just lastly, on the Complete Vehicle segment discussion, you said you mentioned higher earnings on engineering sales. I'm just curious over time in Steyr or Complete Vehicle, however, you want to classify it, there -- it seems like there's a growing opportunity as you're getting more of these start-ups, like Fisker, that you're going to have engineering sales that might carry much higher margins. I'm just curious how big a part of the product can become in your Complete Vehicle segment? And what kind of opportunities do you see there?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

So, from a full vehicle capability perspective, John, I think we kind of look at it as going together because the new entrants or anybody, even the current customers when they come to us, they look at the overall capability that we bring, which is understanding the system interfaces, bringing all the systems together, looking at design for manufacturing.

So that part of engineering is, call it, the initial step towards the conversations, most of the time. And then it leads to the systems of Magna being supplied or the assembly of the full vehicles or sometimes both, as in the case of Fisker. So, we think of our engineering capability as an enabler. And in some cases, it is just engineering; in some cases, it's both. So, we see it going hand-in-hand.

Operator

Our next question comes from the line of Itay Michaeli from Citigroup.

Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector

Congrats. Just a question. Obviously, strong 10.4% margin in the fourth quarter, it looks like, on just over $42 billion of annualized revenue. As we think ahead, just want to maybe go through a bridge of what would prevent you from repeating that type of margin performance at that comparable

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

level of revenue in the future? Maybe just talk about the puts and takes of the bridge going forward, maybe investments you're making and so forth?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. Itay, I talked about in my comments that 2020 is really not a good basis of comparison for the outer years. I'll tell you what I kind of looked at inside the organization. I looked at the kind of margin run rate in the second half of 2020 and kind of try to wrap my head around, how does that relate to 2021. And if kind of you look at the second half, our margins were -- EBIT margins were 9.5%. Just 2 things you got to just knock off the 9.5% to kind of normalize that to what the run rate was in 2020 -- the second half of 2020.

There's that 30 basis points of government support programs that impacted positively our margins in the second half. When I look at the full year, the impact wasn't significant because we had sort of a bunch of costs in first half and, I guess, recovery in the second half. In the second half, the positive impact was about 30 basis points.

I did talk to you about what we're doing with joint ventures and the consolidation of GJT and the Bordeaux facility, and that's adding sales. It's adding margins at less than the Magna average, and it's reducing our equity income, kind of when you run through the math, if you were to look at that, that's about 30 basis points. So, we're below 9% kind of run rate for 2021. And you look at our guidance, except the 1% implied, there's still a big gap from my perspective.

But just a couple of things to keep in the back of your mind. You look at kind of there's a bunch of year-end small items, there's a favorable settlement here, something over there, an adjustment to an accrual. These small amounts add up to quite a bit in kind of the second half. So, that's kind of, I would say, nonrecurring. If you think about it, it could be a win next year that could cost us some money, but that was a win this year. We're going to have lower equity income in 2021 versus the second half of 2020, even if we exclude GETRAG entities.

And there's a couple of reasons for that. One is we're secular about the LG joint venture. It's an investment, and it's growing its business. So, we're going to have some losses there, which impacts equity income. And we got one of our equity accounted joint ventures is in the investment mode in the near term. So that's going to be a drag on equity income.

Even when you look at the cadence of volumes, second half, you compare that for '21, Europe and China were considerably higher in second half of 2020 versus where we think they're going to be '21. Tooling income was relatively higher in the second half. Magna Steyr, some program mix, which was positive in kind of all of 2020, will be kind of negatively impacting margin.

And one thing that Swamy and I have been talking to the organization about is we've done a good job on clamping down on costs. But I don't think it's realistic to assume that we're going to be able to run '21 like we did the second half of 2020. We expect some travel to start to happen and expect some of the discretionary items that didn't happen are going to start to happen. So that's going to help move some cost on a reduced overall margin. So that's how we kind of roll from about an 8.9% adjusted second half to kind of 7.1% to 7.5% for 2021.

Itay Michaeli - Citigroup Inc., Research Division - Director & Global Head of Autos Sector

That's very helpful, Vince. Appreciate all that color. Maybe a quick follow-up on the slide, I think it's 54, on the ADAS CAGR of 19% to 23%. Is that still consistent with the roughly $900 million of revenue you're expecting for 2023, I think last year at the Investor Day or is that an improvement? Maybe you can just talk a little bit about what you're seeing on the ADAS sourcing and booking side?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

So, Itay, we ended the year, again, the reference is to 2019. So, we talked about 2019, about $550-odd million in the kind of run -- whatever, 20% CAGR -- 19 -- we gave you a range there. That takes us to just under $1 billion in '23. So, it is ahead of where we thought we were going to be. If you

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

look at our bookings this year, we had kind of -- if you run through business planning here, you kind of look at opportunity I guess what I think we're going to get. We hit all that plus on. So, we've been pretty pleased with the progress that we've been making in that one area of the business.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Yes. I think, Itay, just as I said in the comments before, we believe the building block strategy that we've been working on has helped a leadership position in cameras, the leapfrog technology and radar and bringing the first solid-state LiDAR system to production. We booked a lot of business in 2020. And as I said in my comments, we expect to grow about a 20% CAGR over the outlook period. And it's good to also see that almost 80% of our 2023 expected sales is booked here. And the focus of us saying that we're going to stay focused on the L2, L2+ programs is also an advantage to keep the organization focused.

Operator

The next question comes from the line of Chris McNally from Evercore ISI.

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD

I'm sure there'll be some questions on the strength in margins. So we could pass over those. And maybe just 2 questions, Swamy, on auto tech. The first is on lightweighting and body. It doesn't get a lot of attention, but typical body content per vehicle maybe $1,000 per car. But we're kind of curious next-gen body solutions for electric vehicles for lightweighting to save money with battery costs, could you go through maybe some of the potential content per vehicle, if someone was really to take all the options that Magna body was able to provide?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Yes. Chris, great question. When we talk about the lightweighting, it was primarily driven in the past by some key reasons, right? One, like you said, increase the battery range. And that's obviously going to be a balancing act as the trajectory of the battery cost continues to go down, right? So they start putting value on how much premium they want to spend on lightweighting.

The second part of it was the front to rear rate split of a vehicle when we had that engine in the front to have the 50-50 or close to 50-50 weight split, you would focus on lightweighting some components in the front like the shock towers and rails and so on and so forth with different materials and also to reduce the CG of the vehicle from top to bottom. But if you start looking at the battery put on the underside of the vehicle, all those variables change a little bit, right?

But looking at the process that we have, our ability to look at any of the variants of steel or aluminum or other materials and including different processes, whether it is stamping, roll forming, hydroforming or hot stamping, casting and so on and so forth. We have the tools in the toolbox for sure. The design impacts that I would see, the floor would look different, the rail structures that we integrate, the safety and the battery trays that are coming, which is actually a new addressable market for us from a BES viewpoint. We're able to do the battery trays. We already have 2 significant awards from customers. That is important for us. So that will be a content growth opportunity for us in total.

If you look at our Exteriors, we are looking at a lot of, call it, sensor integration piece. So, there is a lot of process and material advantages there coming through. So, these are, I would say, some of the aspects that I think will govern lightweighting and the amount of lightweighting and where it happens. But the important thing is to have the flexibility of different processes so we can address without constraint whatever the vehicle architectures are from different OEMs.

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD

Swamy, I mean, if I could just push for maybe some numbers. I mean, is it sort of a 20% to 30% uptick opportunity or is there almost an order of magnitude where spending that extra $1,000 on body and lightweight and composites, you can get the payback in longer-range or lower battery cost, just order of magnitude, because I know it's across such various products, but I'm just trying to think of the most next-gen EVs?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Yes. If you look at the -- the way I usually look at it, Chris, is what is the trend in some of the processes in the next vehicle structures type, whether it's hot stamping and casting. And we have a good visibility on what's happening in '23 to '25 time frame already. If I look at that, I would say, it's in the 15% range, will continue going forward. But if the battery costs come down to $100 or sub-$100, then that equation will change.

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD

Perfect. And then just one question on Steyr. I mean we've seen this big uptick in margins and just to follow-on sort of Murph's logic. As you start to press forward, lots of discussion around new companies that you're working with in the press. Is this new level of margin, call it, the 4%, 5% plus, is that sort of where the negotiations are happening, mid-teens ROIC or are you willing to work with new customers at lower margins for a much larger book of business?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. Chris, I guess the first thing on overall margins is you got to figure out how you calculate margins, is it a value-added contract or is it a full vehicle that we're selling back to the customer? In the case of Fisker assumption, at this point, it's going to be a value-added contract. So that all has to be taken into account in the mix.

From my perspective, I would focus on return on capital and return on investment kind of putting out, whether it's capital or whether it's engineering dollars and kind of look at the risk profile of the revenue stream coming in. We're looking for an appropriate return, be back into margins, but we're not kind of using any margin to set the price, but we're actually looking at making sure we're getting the appropriate return on our investment and the value we bring to the customer.

I think where you look at margins, Magna Steyr and they have been moving up. And if you go back a few years, it was a little lower. I think the margin numbers right now are more representative, subject to mix changes, of the business going forward rather than what we were a couple of years ago.

One thing that I've got to emphasize, we talked a bit about world-class manufacturing, right? And we've talked a lot about it, and we talked about the restructuring that we took in 2020 and some of the benefits going forward. But on Magna Steyr, there's been a real focus on what they do from a growth standpoint, whether it's engineering or manufacturing. And we've seen the benefits of that in our margin numbers, and we expect that to continue going forward.

Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - MD

Great. And Vince, just one more, if I could. I mean any update -- I apologize, I know I asked this quite often, but any update on what it would take to pull the trigger sort of proactively to build the Northern American facility for Steyr? It clearly seems like the demand, the customer set is there. I imagine it takes a couple of contracts of size. I'm just curious if there's any updated thoughts.

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. Chris, nothing is really -- no update there. We are certainly, in our minds, ready to make the right investment in North America, like we did in China, for example, and we've got some capacity there. We grew our capacity in Europe, not that long ago. But it's got to be kind of the right business mix for us. I know there will be risk coming into North America with any new plant to do start-up, but we have to be able to measure that risk, quantify it and be comfortable with the risk we're taking and the returns we're going to generate.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Yes. And I think just to add, like we have roughly about 180,000 units per year in capacity in our JV in China. Depending on the type of the mix of, about 180,000 to 200,000 in our Graz-Hoce facility there. If you look at it, we have a pipeline of business and the road map, we could start with a lower number of units, given the flexibility we have in manufacturing and what our team has done there. So as long as there is a path to get to an appropriate level of business, Chris, I think we would be open to that. Obviously, there is a bunch of variables, whether it's painted or non-painted and so on and so forth that will add to the decision process.

Operator

The next question comes from the line of Ryan Brinkman from JPMorgan.

Ryan J. Brinkman - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst

Could you discuss in a bit more detail your joint venture with LG Electronics? How would you compare your integrated e-Drive system capabilities, following closing of the JV relative to the competition? Would you say that your planned suite of electrification offerings is now pretty much complete or does it also make sense to, I don't know, offer batteries or have some sort of more formal tie up with battery manufacturer as we've seen with one of your eDrive competitors, at least, on the commercial side or would you consider that to be more non-core?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Yes. I think as we talked about, and you mentioned, the building block strategy was the key thought process, which we started a few years ago of addressing the overall system. We have the 2 awarded eDrive systems, one just being launched and the other one following in China in our HASCO JV. As we looked at the overall value stream, we figured that it was important to look at the e-motors and the inverters part of it, and we are really excited to have LG as a partner there.

With that in place of the 2 important blocks in the technology, with our software and the overall integration capability that we have, we believe it's going to increase the pace. We are already having some very good conversations with customers. As you know, some of the customers, as the field is evolving, are looking at doing some of the systems in-house. But with LG, we have the opportunity to address the component side of motors and inverters with them. And the overall TAM actually, as it progresses towards EVs, increases for us, right, because we are in the all-wheel drive, 4-wheel drive systems today. As it is moving forward, our overall addressable market increases.

So we believe we're in a really good position. We'll always continue to look for specific technologies that might leapfrog going forward as this field is fast-changing. From a sales perspective, I think it's a pretty significant area that's been there for a long time. At this point, we believe we will monitor, but our focus is on the eDrive systems and how do we start getting our fair share with the customers.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. Swamy, I just want to add, too. When I think about the joint venture as well, we're not starting from 0. The joint venture does have an established revenue base in '19, about $150 million of revenue and it's expected to grow over 50% CAGR over the next number of years. So, as we look at

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FEBRUARY 19, 2021/ 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call combining our forces with the book of business the joint venture already has, we should be able to drive opportunities for the joint venture, ourselves and as well as LG . Seet arama Swamy Kot agiri - Magna International Inc . - CEO & Director Exactly . Ryan J . Brinkman - JPMorgan Chase & Co, Research Division - Senior Equity Research Analyst Very helpful . And just lastly, there might have been some allusion earlier to speculation regarding any potential Apple car . Just wanted to check in with you with regard to your ability to manufacture battery electric vehiclesfor newer, start - up manufacturers . Of course, you've discussed Fisker on this call and others . Are there any other start - ups that have shown interest, including any non - BJEV companies in China?Can you remind us of your capacity and your spare capacity in China?I think the original press release from 2018 mentioned 180 , 000 vehicles . Just wanted to check if -- when automakers oftentimes first announce a plant, they'll also sometimes buy up some of the land around that plant, give them optionality to expand in the future . Just curious if that might be the case here, too . Seet arama Swamy Kot agiri - Magna International Inc . - CEO & Director Yes . I think, Chris, we have said in the past, we continue to have conversationswith variousnew entrantsand even with our established customers on various platforms . And I believe that is a unique position for Magna . In terms of our capacity, as I said, we are in the 150 , 000 capacity range in our JVin China . Obviously, we cannot talk specificsabout the volume, but we have theflexibility with the agreementsthat we can look at non - BJEV related opportunities that can come in China . And Vince and I just spoke about our openness to do a footprint in North America, if it is the right business case . So really exciting discussions, but nothing specific that we can talk about . O p e r a t o r Our next question comes from the line of Mark Neville from Scotia Capital . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Congrats on the quarter . Maybe just first on -- just to square away your conversation on the margin . So I understand, you're sort of telling us the starting point is, call it, 8 . 9% , the guide for next year is 7 . 3% , and sort of a bunch of sort of discrete items that sort of explain away the difference, JVs, mix, stuff like that . Is that sort of what you're talking about? Vincent Joseph Galifi - Magna International Inc . - Executive VP& CFO Yes . Sorry, the 8 . 9% -- sorry, Mark, so just getting at the 8 . 9% , I would say, 2 itemsthat I think you should take into account . One is the government employee support programs and just the consolidation of GETRAGentities . And there are both each about 0 . 3% , so 8 . 9% . And when I kind of look through the pluses and minuses, there will be some cost escalation as we move into ' 21 compared to 2020 . I think part of it, big picture is, when you look at the run rate of volumes in the second half and you kind of think about 2021 in certain regions, I mean, we're running really, really high volumes, which are not expected in ' 21 . So that has an impact on incremental and decremental margin . Tooling was -- we had some more tooling revenue in the second half . A bunch of other kind of small things . REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

FEBRUARY 19, 2021/ 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call One of the pauses, I would say, certainly is just kind of continued restructuring benefits, right?That's going to continue to benefit us in ' 21 a little more than it did in 2020 , and it will be incremental again in ' 22 . By the time we kind of get to the end of ' 22 , we pretty well got to the benefitswe're expecting from a restructuring program that we started in 2020 . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst And would you have seen much benefit in the second half from that restructuring? Vincent Joseph Galifi - Magna International Inc . - Executive VP& CFO Yes . We saw some benefits of it . We did . I mean, we talked about -- kind of about a $ 200 million benefit from the restructuring . We had cost of about $ 150 million, $ 160 million that we booked in Q 2 . We probably got about, I'd say, 1 / 4 of that in -- throughout 2020 , would have been some of that in Q 2 . Probably about 25 % of it is in ' 22 and kind of the balance of it is in ' 21 , kind of order of magnitude . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay . Just on the CapEx discussion and, I guess, the complete vehicle discussion, just to be clear, the guidance for thenext few years of $ 1 . 6 billion in CapEx roughly, does that sort of contemplate any capacity build for Complete Vehicle? Vincent Joseph Galifi - Magna International Inc . - Executive VP& CFO Yes . I'm not going to specifically talk about a part of our business . I can tell you that there's capital being invested in all our business units, and it really depends on program launches and so on . Mark, I just want to remind you, too, that when we talk about capital, historically, we've always talked about capital . But just a couple of other big chunks of investment spending that we kind of just mentioned the other time . But one is investment in other assets, and you can -- and that's all tied to production . You can see that, that has been growing over time . Then engineering, right?We've been talking about engineering . And Swamy talked about the $ 600 million roughly in the megatrend areas, but those are pretty significant investments we're making in our business to position ourselves for the future . Mark Neville - Scotiabank Global Banking and Markets, Research Division - Analyst Okay. Can I just ask one -- just one last question. Just on buyback, I'm just curious when you might get back in the market. Vincent Joseph Galifi - Magna International Inc. - Executive VP& CFO Yes. It's a really good question, Mark. So you kind of look at the balance sheet at the end of the year, we did end up with a lot of cash. If you run -- in our presentation there, you kind of run, do the math and you look at adjusted debt to adjusted EBITDA at the end of Q4 of 1.86x. From my perspective, we've got more cash than what I would have liked to have or shouldn't like to pay down some debt and I can't because it's all fixed. I think if you back out -- surplus cash, in my mind, not all of the cash, but surplus cash, we're probably running at about 1.2x churn at the end of the year. That'skind of our sweet spot, 1x to 1.5x. So we're kind of in the position at thispoint to look at starting to buy back some stock in 2021, subject to, obviously, what we see from an opportunity standpoint on an inorganic basis. O p e r a t o r Our next question comes from the line of Dan Levy from Crédit Suisse. REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Wanted to start just a question on the outlook, specifically revenue for Complete Vehicles. And you're effectively forecasting revenue flat over the next few years and actually down slightly at the midpoint versus 2019. We've heard about this -- presumably, you're having discussions with others. So, can you help us understand to what extent upside may materialize in Complete Vehicles? Because just it seems like this business is really hitting its stride, there's appeal to customers as a way to get their asset-light exposure and to address EV manufacturing. So why aren't we seeing more of that in the revenue outlook for Complete Vehicle?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Well, Dan, I think you got to take into account a couple of things. We've talked about Fisker coming onboard and the plans are to launch that business at the end of 2022. So I think you start to see more of a normal impact as you get into 2023 on the revenue line. And our assumption that we've built in to our outlook is that that's going to be a value-added contract, not a fully priced contract. So our assumption is that the materials or a big chunk of the materials are going to be on a pass-through basis. So that has no impact at all on EBIT, bottom line, but certainly on the revenue line.

I think when you also look at the programs that we have today in Magna Steyr and as programs come closer to end of life, volumes tend to drop off. So, that will have a negative impact on overall sales. And when we look at our kind of '23 revenue across the organization, 90% of the business is booked, but we have contracts in place. So, the extent we went to some new business, question whether we're going to be starting that in '22 or '23 or sometime thereafter. So, that's what kind of -- when you think about our Complete Vehicle business, that's what's kind of impacting the numbers. I mean you look at our range in '21 and '23, it's kind of roughly the same the top -- I think, the lower end in '23, a $200 million lower than our low-end of '21. But for all intents and purposes, the range is about the same. But there are a bunch of moving pieces in there.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Keep in mind, Dan, we're also ramping up in China, but you're not going to see that in our consolidated sales. So, volume is going to rise. Sales are going to rise, it's just it's not consolidated.

Dan Meir Levy - Crédit Suisse AG, Research Division - Director & Senior Equity Research Analyst

Okay. So, yes, to the extent that you're having other discussions, we'd see that beyond 2023 and the like. It's okay. And then second question, obviously, the theme of the market is really to understand how much each company's exposure benefits from EV. I think we've heard about Complete Vehicle as a play on EV. We heard about your battery tray exposure, eDrive units, lightweighting. Can you just help us understand, as we add everything up by 2023 or 2025, what's the net mix of the portfolio that's ultimately EV positive?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Dan, if you just look at it, I think the way you explained it, we can look at the sector of the full vehicles, that's one piece. The P&V, I would say, is the one that would be most impacted, not just purely by EV. But EV, along with the EV architecture that goes along with it, are going to start -- or will have an impact on the product and how the products are designed and where the compute systems are sitting and so on and so forth.

But some of the interesting things that you mentioned are also in our BES. We see the new product, as I would like to call it, the battery tray. Lightweighting will continue. Again, as I mentioned before, it will be dependent on the drop in the battery prices and so on. If you step back and look at it, I think it will have an impact on how some of the components in the body and the chassis systems will change over time.

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

If you take just the powertrain piece of Magna business and look at the others, it is about 80% of the business, right? But one interesting fact, for example, a lot of the EVs, as they come forward, will have most of their systems going forward. We kind of looked at as one data point, the Bolt, where we had, I think, $3,400 worth of content has increased to $3,700.

So as most OEMs migrate from the current to the EVs, the 70%, 80% of our business will continue to be sourced, right? And on the powertrain, like we said, we are moving towards the eDrives. We are looking at the electrical architecture, which I think is an enabler for the new entrants and possibly for some variants in the established customer base. So that's how we have to look at it. I can't put a specific number on it, but hopefully, it gives some color.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes, maybe I can just add, Swamy, you look at kind of just the electrified part of our business, so we're seeing quite a bit of growth, if you just look at pure EVs in some of the joint ventures. So, we've talked about LG, we've talked about HASCO, and we've launched an eDrive system and the second one is coming along. And with the completion of the joint venture with LG, that's going to help to accelerate our capabilities and our presence with the customers. And we're seeing it.

Today, I have Eric Wilds sitting across from me here. And I know he's been in a lot more discussions about our capabilities, our complete capabilities right now with EVs with our customers. So, I think you're going to see a lot more of that growth beyond the '23 time frame, but we're starting to see the impact of that, also in our business plan period from here until the end of '23.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Yes. So, I think we can say the greatest exposure is powertrain, but we added LG, so the rest continues. And the content opportunity, we believe, will go from about $1,900 in ICE vehicles to about $2,300 in EV.

Operator

The next question comes from the line of Peter Sklar from BMO Capital Markets.

Peter Sklar - BMO Capital Markets Equity Research - Analyst

First, Vince, I just wanted to go back on your comment on the chip shortage and how you incorporated that into the forecast. So, I think what you're saying, and correct me if I'm wrong, is that any lost volume that you're seeing globally as a result of the chip shortage, you anticipate it will be made up in the latter part of the year? So, net-net, the chip shortage has had no impact on your guidance for full year 2021, although it does move the quarterly timing around. Is that the right way to think about it?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. Peter, that's the right way to think about it. I mean, we've already seen -- we haven't disrupted our customers. So we've been able to, even with the month of January, meet our production. But we've had to shift things around within our plants to meet efficiencies as a result of that, but so far so good. But our customers have taken down some of their plants. So, units are going to -- we're expecting units are going to come out in the first quarter, second quarter. And our assumption in our outlook is those units will be made up by the end of the year, so net neutral, but you're right, Peter. So, you kind of -- you're feeling from the first half to bring to the second half, so that's the assumption on our outlook.

What we haven't kind of modeled out is the cost of some of those inefficiencies - the start and stop. My view is, Peter, that that's really not going to be significant to move kind of the guidance we've given you. But I do anticipate that there will be some inefficiencies as a result of kind of start and stopping things, but we'll work through that. I don't think, again, there's going to be any significant amount for us for the year.

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FEBRUARY 19, 2021/ 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call Seet arama Swamy Kot agiri - Magna International Inc . - CEO & Director I'd also point out, if there isa little bit of volume loss, if you look at where IHSis in their most recent expectations, they're at 16 . 2 % in North America . We're at 15 . 9% . They are 19 % in Europe, we're at 18 . 5% . They are at 24 % in China, we're at 24% . So, we're running right now below the IHS' -- their most current look . So, it gives us a little bit of protection in case volumes are off a little bit . Pet er Sklar - BMO Capital Markets Equity Research - Analyst My second question is, like when you look at the segmented reporting, the Bodies and Exteriors group was particularly strong, both in revenue and had like a very unusually high margin . I'm just wondering is there anything in particular you can point to in that segment? GM light - truck volumes were strong, so I think that would be some of it . But is there anything else that you would want to call out in that segment? Vincent Joseph Galifi - Magna International Inc . - Executive VP& CFO Yes. There's a couple of things. I'm happy to call it, Peter, in a segment. You're looking Q4 to Q4, I'm assuming, right, in your reference? Pet er Sklar - BMO Capital Markets Equity Research - Analyst Y e s . I k n o w t h e r e ' s t he G M s t r i k e l a s t y e a r . Vincent Joseph Galifi - Magna International Inc. - Executive VP& CFO Yes. Yes, but the GM strike, when we talked about it last year, it was 1.2% on that segment. So, take your 7%, we were 7.4% in last year, you add 1.2%. So, we're 8.6% versus 12.4%, still a lot in there. We've been talking some time about focusing on some of the underperformers that we had in this group, and we've been chipping away and making progress, and we continue to make progress, and we don't expect that to go away. That progress has been made, and we're just going to continue to move forward from there. That was a pretty big contributor year - over - year. We had -- commodity costs were a little bit of a benefit for us this quarter versus last quarter, a little bit less launch costs . And they've got some items as positive adjustments . I talked about that in my comments overall at Magna . I think the other thing too is, Peter, with the higher volumes . They just had abetter pull - through . And just the -- you think of it asthe incremental margin on higher volumesand that certainly helped theoverall margin . Kind of you start adding it all up and all the pieces, it's a pretty significant improvement year - over - year . Seet arama Swamy Kot agiri - Magna International Inc . - CEO & Director Yes . Our top programs -- on the sales side, our top programs in BESwere really strong . Some of them were related to launch, including like the SUVs, as you mentioned, but a few others, including some Daimler business . But volume, just strong volumes in our top programs there and the impact of launch . Pet er Sklar - BMO Capital Markets Equity Research - Analyst Okay. And then I just had one last question, if I may, for Swamy. Swamy, as you know, with the Ford and GM announcements that we've had over the course of the last week or so,the movement to vehicleelectrification appearsto havegone to a sprint now with everybody trying to outdo themselves for a shorter time frame for the termination of making ICEpowertrain vehicles. REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

So, I'm just wondering if you thought there was any substance to those announcements or is it just more a noise and perception on their part? And if this is more accelerated movement to battery electric vehicles, has that has caused you to pause and reassess your strategy at all in the investments you need to make?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Peter, great question. I think if you've seen us over the last 3 to 5 years, we've always said how do we develop a strategy of bringing power to the wheels, which is our portfolio today, being agnostic to the take rates, to the extent possible, obviously, right? And we always said, let's look at what are the key building blocks and how can we scale as the market accelerates.

I think the push towards electrification, like you said, I don't know to characterize it, whether it's a sprint or not, but definitely has accelerated compared to what we've seen based on the -- where Europe is, where China is and now a lot more conversation in U.S.

But I think overall, with the expertise and capabilities that we had at Magna, with the addition of LG and just looking at the product portfolio overall, we actually see this as an opportunity going forward. And not even talking about the new entrants and others that are able to contemplate entry into the market, we think it's a great opportunity for Magna.

Operator

The next question comes from the line of James Picariello from KeyBanc.

James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst

Can you share the margin profile of the $650 million in consolidated GETRAG piece and how much equity income was taken out from that?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Louis, do you have anything on that handy by any chance?

Louis Tonelli - Magna International Inc. - VP of IR

No. I'll see if I can dig it out.

James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst

I could just ask my next question. If you find it in time, that's great, but otherwise, all right. Just staying on the Power & Vision segment, can you provide any color on what's baked into the LG JV financials over the next few years, specifically? I mean you have the marker of the 50% revenue CAGR. More so interested in the equity income impact and kind of tying it to your total unconsolidated revenue growing more than $2 billion, right, from '21 to '23, curious what's the breakout there.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

I think when you look at the margin side, on the Power & Vision side, that is going to be dilutive in '21 and '22. We've got some losses, some investments in there as the business starts to ramp up. As we get into '23, I think it's a little too early still to tell. There's a number of opportunities that we expect to be working on. So, it depends on really the cadence of that and what the associated engineering spend is going to be as well as

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

the revenues start to ramp up, there'll be some incremental -- or profit on all that, but it's really the mix of that. So, I think it's still a little too early to tell.

As I look at kind of our consolidated numbers, I mean, it's not going to move the needle that much one way or the other. I think as you get past '23, the joint venture is going to have a more significant impact on the equity income line and certainly, it will provide some opportunities for us on the Magna side as well as we look at complete eDrive systems.

James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst

So, within the $2 billion in growth for your total unconsolidated revenue, right, just over a 2-year period, I mean is the majority of that driven by HASCO and BJEV or -- just kind of the breakout of the 3 JVs that are growing?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Yes. Just off the top of my head, the biggest contributors there are going to be HASCO, it's going to be BJEV. And I talked about LG JV and about $150 million in sales in 2019. So, their sales are going to be more in '21, and I've been talking about the 50% CAGR. So, there's some of that built into the unconsolidated joint venture sales as well.

James Albert Picariello - KeyBanc Capital Markets Inc., Research Division - Analyst

Got it. Okay. And just at a high level, if we just bridge this year's guide to 2023 and you take the midpoint to get a sense for what 2022 looks like, I mean, even after adjusting for GETRAG, the entire implied 2022 framework is almost identical to the 2022 targets you laid out last year. So just curious, at a high level, what are the major driving forces you'd attribute to that storyline in terms of the earnings resilience?

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

I -- you know what -- just really 3 things that stand out in my mind. One is, I think you first got to look back and say, where are volumes. And where we thought we were going to be last year, where we think we're going to be this year in '22, volumes are less. So that's a negative. We talked about the consolidation of GETRAG, that's a negative than we would have anticipated last year.

I think the biggest driver going the other way is really our focus on our overall cost structure. We -- not only are we benefiting from some of the rightsizing and bringing down our structural costs we commenced that in 2020, but I just think it's the overall -- Swamy talked about it and Don has talked a lot about world-class manufacturing. It's just the world-class manufacturing, hunkering down and looking at what we're doing to take costs out of the system. And there's a lot of kind of moving pieces, but I'd say that's probably the biggest part of it, and you might want to look at '22 to '22 from a year ago to now.

Louis Tonelli - Magna International Inc. - VP of IR

In terms of the equity income, it's about $50 million for the 2 joint ventures in 2020.

Operator

Our next question comes from the line of Kevin Chiang from CIBC World Markets.

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FEBRUARY 19, 2021 / 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call

Kevin Chiang - CIBC Capital Markets, Research Division - Executive Director of Institutional Equity Research & Analyst

It's been a long call. I appreciate all the color. Maybe just one for me. Just circling back on the chip shortage, I appreciate the color you've provided and the uncertainty you faced. Just wondering, as it plays out, if you think of the downside risk, am I right to think that the segment that might be the most impacted might be a Complete Vehicle manufacturing segment or would you think another segment might be more -- might face more downside risk in the event this chip shortage lasts longer than through 2021?

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Kevin, I think when you say full vehicle manufacturing, it is how the OEMs will manage their mix, I think, right, and which models or which are going to be prioritized versus the other, but that is something we have to kind of follow the lead. Like Vince said, we've been fortunate not to disrupt from our side of things on any of the product lines, but we've been monitoring it extremely closely over the last 2, 3 months, and I think it will continue going forward.

But other than that, there's a lot of -- it's a very dynamic situation right now. I don't know how we can put a finger on it other than say, based on the facts today, we believe the first half is where we have to watch closely and we might see those start, stops and the managing different variants. But -- and we still see with the capacities that are added and so on and so forth, it looks like there is a good possibility of making up in the second half. But like I said, it's so dynamic, we have to still wait and watch.

Louis Tonelli - Magna International Inc. - VP of IR

Maria, are there any other calls? I know it's been a pretty long meeting. It will -- if there's just one other call, we'll take that. But we've got some other things we've committed to this morning that we need to get to as well.

Operator

Okay. No problem. So, this will be the last question coming from the line of Adam Jonas from Morgan Stanley.

Adam Michael Jonas - Morgan Stanley, Research Division - MD

I'm going to give you your time back. I just want to say I continue to underestimate you. Don't bet against the Canadians. It was a great presentation, really value-added disclosure. I might have to really sink my teeth into the transcript here. So, Louis, let's talk later, if that's okay? You guys, be well and stay safe.

Louis Tonelli - Magna International Inc. - VP of IR

Sounds good.

Vincent Joseph Galifi - Magna International Inc. - Executive VP & CFO

Thanks, Adam.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director

Thanks, Adam. Just to conclude the call, I appreciate everybody taking the time. I know it was a long call, and we went through a lot of details. Like I said, our objective today was to focus on the outlook and the fourth quarter results, but I'm really hoping to -- I'm looking forward to meeting all

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FEBRUARY 19, 2021/ 1:00PM, MG.TO - Q4 2020 Magna International Inc Earnings Call of you in our April Investor event, where we want to provide color a little bit more on theproduct portfolio and the strategy going forward. So, until then, thank you very much, and stay safe and stay healthy. Thank you. O p e r a t o r That does conclude the conference call for today. We thank you for your participation, ask that you please disconnect your lines. D I S C L A I M E R Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference callsupon which Event Transcripts are based, companiesmay make projections or other forward - looking statementsregarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THEINFORMATIONCONTAINED IN EVENTTRANSCRIPTSISA TEXTUALREPRESENTATION OFTHEAPPLICABLECOMPANY'SCONFERENCECALLANDWHILEEFFORTSAREMADETOPROVIDEANACCURATETRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FORANYINVESTMENT OROTHERDECISIONSMADEBASED UPON THEINFORMATION PROVIDED ON THISWEB SITEORIN ANY EVENT TRANSCRIPT . USERSAREADVISED TO REVIEW THEAPPLICABLE COMPANY'SCONFERENCECALL ITSELF AND THEAPPLICABLECOMPANY'SSECFILINGSBEFOREMAKING ANYINVESTMENT OROTHERDECISIONS . © 20 2 1 , R e f i n i t i v . A l l R i g h t s R e s e r v e d . 13606354 - 2021 - 02 - 19T19:43:14.537 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2021Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.